Schedule 13D                                                        Page 1 of 10


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             McAfee.com Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   579062 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 George Samenuk
                            Network Associates, Inc.
                              3965 Freedom Circle
                             Santa Clara, CA 95054
                                 (408) 988-3832
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.579062 10 0


--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Networks Associates, Inc.  (I.R.S. employer identification number
     77-0316593)
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)    OO


--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               7    Sole Voting Power

  Number of         36,000,000* shares

   Shares      -----------------------------------------------------------------
               8    Shared Voting Power
Beneficially
                    0
  Owned by
               -----------------------------------------------------------------
    Each       9    Sole Dispositive Power

  Reporting         36,000,000 shares

   Person      -----------------------------------------------------------------

               10   Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     36,000,000 shares

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     75.4%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO

--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Class A Common Stock of McAfee.com Corporation ("McAfee.com"). The principal business address of the Issuer is 535 Oakmead Parkway, Sunnyvale, California 94085.


------------------

         * Generally, each holder of the Issuer's Class A Common Stock is entitled to one vote per share and each holder of the Issuer's Class B Common Stock is entitled to three votes per share.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Networks Associates, Inc. ("NAI"). NAI is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of the development, marketing and sale of software products. The principal business address is 3965 Freedom Circle, Santa Clara, California 95054.

         Reference is made to the announcement on March 18, 2002, by Network Associates, Inc. ("NAI") that NAI intends to commence an exchange offer to acquire each of the outstanding shares of McAfee.com Class A Common Stock in exchange for 0.675 shares of NAI common stock. The related press release is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the McAfee.com board of directors advising them of the exchange offer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to the announcement of the exchange offer, NAI owned 36,000,000 shares of McAfee.com Class B Common Stock, which comprises all the shares of such class which are outstanding. Pursuant to the exchange offer, NAI is proposing to acquire all of the outstanding shares of McAfee.com Class A Common Stock at an exchange ratio of 0.675 shares of NAI common stock for every share of McAfee.com Class A Common Stock. It is expected that the shares of NAI Common Stock that NAI proposes to use in the exchange offer will be newly issued shares of common stock to be registered pursuant to a registration statement on Form S-4 that NAI expects to file on or about March 25, 2002.

ITEM 4:  PURPOSE OF TRANSACTION

         Upon completion of the exchange offer, NAI intends to effectuate a short-form merger whereby the remaining holders of McAfee.com Class A Common Stock will receive 0.675 shares of NAI common stock in exchange for each share held by them of McAfee.com Class A Common Stock (unless appraisal rights are properly perfected), and a wholly-owned subsidiary of NAI will be merged with McAfee.com pursuant to the Delaware General Corporation Law.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      As of the date of this Schedule, NAI beneficially owns
                  36,000,000 shares of McAfee.com Class B Common Stock, which shares are convertible into 36,000,000 shares of McAfee.com
                  Class A Common Stock. The NAI holdings represent 75.4% of the outstanding shares of McAfee.com Class A Common Stock.

         (b)      Sole Voting Power:             36,000,000 shares of Class B Common Stock*
                  Shared Voting Power:           0 shares
                  Sole Dispositive Power:        36,000,000 shares of Class B Common Stock*
                  Shared Dispositive Power:      0 shares

         (c) NAI has not effected any other transactions in the shares of McAfee.com Class A Common Stock during the past 60 days.

         (d)      Not applicable.

------------------

         * Generally, each holder of the Issuer's Class A Common Stock is entitled to one vote per share and each holder of the Issuer's Class B Common Stock is entitled to three votes per share.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 2 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Press release dated March 18, 2002, announcing exchange offer.

         Letter from Network Associates, Inc. to the board of directors of McAfee.com

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date

/S/ Stephen C. Richards
--------------------------------------------------------------------------------
Signature

Stephen C. Richards
--------------------------------------------------------------------------------
Name

Chief Operating Officer and Chief Financial Officer
--------------------------------------------------------------------------------
Title

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                INDEX TO EXHIBITS

EXHIBIT           DESCRIPTION

1                 Press release dated March 18, 2002, announcing exchange offer.

2 Letter from Network Associates, Inc. to the board of directors of McAfee.com

EXHIBIT 1

         Network Associates Announces Plans to Acquire Publicly Held Shares of McAfee.com

SANTA CLARA, Calif., March 18 / -- Network Associates, Inc. (NYSE: NET) today announced that it plans to commence an exchange offer for all outstanding publicly held shares of Class A common stock of McAfee.com (Nasdaq: MCAF). Network Associates currently owns approximately 75% of McAfee.com.

"This recombination is intended to deliver on the promise we made 14 months ago to focus Network Associates on customer needs, eliminate confusion across business units, and streamline our operations," said George Samenuk, chairman and CEO of Network Associates. "We believe this move is good for customers, allowing us to combine the powerful Network Associates security technologies with the innovative services and distribution offered by McAfee.com."

"Through their ownership of Network Associates shares, McAfee.com stockholders will have the opportunity to continue to participate in McAfee.com's business as well as Network Associates' ongoing new product roll-outs and strategic business initiatives," added Samenuk.

Network Associates intends on filing an exchange offer with the Securities and Exchange Commission on or about March 25, 2002, through which Network Associates would acquire all of the outstanding publicly held shares of McAfee.com Class A common stock.

McAfee.com stockholders will be offered 0.675 shares of Network Associates common stock in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. Based on a per share closing price of $27.61 for Network Associates common stock and $15.54 for McAfee.com Class A common stock on March 15, 2002, the offer represents a value of approximately $18.64 per share of McAfee.com Class A common stock, or a premium of approximately 20% over McAfee.com's closing stock price on March 15, 2002. The offer will be conditioned on the tender of a sufficient number of McAfee.com Class A shares such that, after the offer is completed, Network Associates would own at least 90% of all outstanding shares of McAfee.com common stock as well as other customary conditions. If the conditions to the offer are met and the offer is completed, Network Associates will effect a "short-form" merger of McAfee.com with a Network Associates subsidiary. In the merger, each remaining McAfee.com Class A share will be exchanged (unless holders perfect appraisal rights under Delaware law) into the same number of shares of Network Associates common stock as is paid in the exchange offer.

If completed, the offer and merger are expected to result in a $0.01 per share reduction in the 2002 pro forma earnings for the consolidated entity, due to the issuance of approximately 8 million shares in the transaction. 2002 pro forma earnings for the consolidated entity include Network Associates' and McAfee.com's previously announced expected operating results for 2002 and exclude interest expense on Network Associates' convertible debt, amortization expense, compensation charges relating to employee stock options and one-time charges.

Network Associates will host a conference call today at 8:30 a.m. Eastern time, 5:30 a.m. Pacific time. Participants should call (888) 603-6977 (domestic) or
(712) 257-2860 (international), pass code: NET. Attendees should dial in at least 15 minutes prior to the conference call. A playback of the call will be available through May 17, 2002 by calling (888) 299-2239 (domestic), (402) 998-1228 (international), pass code: NET.

                   Additional Information and Where to Find It

In connection with the proposed transaction, Network Associates will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND RELATED MATERIALS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Network Associates' related filings made with the Commission, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations Department at: 3965 Freedom Circle, Santa Clara, CA 95054.

                            About Network Associates

With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.

                              Safe Harbor Statement

The foregoing news release contains forward-looking statements. Forward- looking statements include those regarding Network Associates' exchange offer, the anticipated benefits of the recombination of Network Associates and McAfee.com, expected operating results for 2002 and the financial impact of the exchange offer on 2002 pro forma operating results for the consolidated entity. Neither Network Associates nor McAfee.com has updated prior guidance as to expected 2002 operating results, and the statements in this news release should not be construed as an update of such guidance. Actual results may vary, perhaps materially, from those contained in the forward-looking statements and the expected results may not occur. Actual operating results for Network Associates and McAfee.com may differ from prior guidance. Network Associates may not realize the expected benefits from the recombination with McAfee.com and, if the offer and merger occur, 2002 pro forma operating results for the consolidated entity may be impacted by more than $0.01 per share. Network Associates may not commence or complete the exchange offer or merger described in this news release. Investors should read Network Associates' prospectus and tender offer statement, when these documents are available, describing the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of the offer and merger and the associated risks and uncertainties. Network Associates is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future changes make it clear that any proposed results experienced or implied therein will not be realized.

EXHIBIT 2

                                                                  March 16, 2002



Board of Directors
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 95051

Dear McAfee.com Board of Directors:

         Our Board of Directors has determined that it is desirable to recombine McAfee.com and Network Associates. We believe this step is strategically and operationally compelling. Among other things, a recombination will allow for a more targeted market approach, particularly in the consumer and small to medium-sized business market for our products, and will serve to reduce or eliminate market, customer and brand confusion due to similarities in our products, customers and Web sites.

         Our Board of Directors has authorized us to make an exchange offer pursuant to which the public stockholders of McAfee.com will be offered 0.675 shares of common stock of Network Associates in a tax-free exchange for each outstanding share of McAfee.com Class A common stock. Based on the $27.61 closing price of our shares on March 15, 2002, our offer represents a value of approximately $18.64 per Class A share and a 20% premium to the closing price of McAfee.com Class A common stock on that date.

         Our offer is being made directly to McAfee.com's stockholders, and we believe that it should be well received by them. As noted, our offer represents a meaningful premium to your market price. Furthermore, McAfee.com stockholders, through their ownership of Network Associates common stock, will continue to participate in McAfee.com's business and will also participate in our other businesses.

         Our offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after the offer is completed, we would own at least 90% of the outstanding shares of McAfee.com common stock. Other conditions to the offer will be customary.

Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a "short form" merger of McAfee.com with a subsidiary of Network Associates as soon as practicable thereafter. In this merger, the remaining McAfee.com public stockholders will receive the same consideration as in the offer, subject to the exercise of appraisal rights, if any.

         We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about March 25, 2002. Network Associates is not seeking, and as the offer is being made directly to McAfee.com's stockholders Delaware law does not require, approval of the offer from McAfee.com's Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of McAfee.com's Board of Directors to respond to our offer under the U.S.

tender offer rules. Also enclosed is a copy of the press release that will be issued in connection with the offer.

                                             Sincerely,

                                             /s/ George Samenuk
                                             ----------------------------
                                             George Samenuk
                                             Chairman and Chief Executive